

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Henry Fong
Chairman and Chief Executive Officer
FastFunds Financial Corporation
319 Clematis Street, Suite 400
West Palm Beach, FL 33401

   Re: FastFunds Financial Corporation
      Form 10-K for the Year Ended December 31, 2013
      Filed April 15, 2014
      File No. 000-33053

Dear Mr. Fong:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathryn McHale

        Kathryn McHale
        Senior Staff Attorney